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                                                            SPDR(R) Series Trust
                                                      SPDR(R) Index Shares Funds
                                                              One Lincoln Street
                                                     Boston, Massachusetts 02111

VIA EDGAR CORRESPONDENCE

January 21, 2010

Ms. Kim Browning
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: SPDR(R) Series Trust and SPDR(R) Index Shares Funds (each a "Registrant" and together, the "Registrants"); File Nos.: 811-08839 and 333-57793; and 811-21145 and 333-92106, respectively

      Registrants' Proxy Statement

Dear Ms. Browning:

This letter responds to comments you provided to the undersigned in a telephonic discussion on Tuesday January 19, 2010, with respect to the Registrants' proxy statement (the "Proxy Statement"). The preliminary Proxy Statement was filed on January 5, 2010 with four main proposals outlined therein. The Registrants subsequently filed correspondence on January 25, 2010 that included additional disclosure to be included in the Proxy Statement with respect to Subproposal 4F:
To Amend the Fundamental Policy On Underwriting Of Securities. The Registrants have included such disclosure in the definitive Proxy Statement.

Summaries of the comments with respect to the Proxy Statement, and responses thereto on behalf of the Registrants, are provided below. All page references refer to the pages in the preliminary Proxy Statement. To the extent Registrants indicate that a change has been made, such change is reflected in the definitive Proxy Statement. Capitalized terms not defined herein should be given the meaning provided in the Proxy Statement.

GENERAL COMMENTS

      1. Comment: At the end of the notice, you indicate that shareholders' may revoke proxies by writing a letter. On page 25, you indicate that shareholders' can revoke a proxy by any of the voting methods or by writing a letter. If shareholders can revoke proxies as stated on page 25, please include this disclosure in the notice.

                  Response: The Registrants modified the sentence in the last paragraph of the notice to read: "Proxies may be revoked at any time before they are exercised by submitting to the Secretary of the Trust at the address above a written notice of revocation, by voting again (by Internet, proxy card/voting instruction card or toll-free telephone) or by attending the Meeting and voting in person."

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      2.    Comment: Within each proposal, indicate that shareholders will not have an opportunity to weigh in on matters after the shareholder vote unless another shareholder meeting is held on the same proposals (i.e., one bite at apple).

                  Response: The Registrants use language such as "important" or "important matters" in the Proxy Statement and supporting documents to stress the importance of voting to shareholders. The proposals describe the terms applicable to each proposal should it be approved by shareholders. In addition, the following has been added to the shareholder letter:
                  "Shareholder meetings in the SPDR Funds do not generally occur with great frequency, so we ask that you take the time to carefully consider these proposals and vote on these important proposals. If you do not cast your vote at this Shareholder Meeting (or an adjournment thereof), you will not have the opportunity to vote on these matters unless another shareholder meeting is held on the same proposals."

PROPOSAL 1 - ELECTION OF TRUSTEES

      3. Comment: If a Trustee does not have any other directorships, state "None" in the table on page 3.

                  Response: The Registrants changed these responses to "None" where applicable.

PROPOSAL 2 - SUB-ADVISOR APPROVAL

      4. Comment: In Proposal 2, please disclose any consideration by the Board as to whether or not the overall advisory fee should change in relation to hiring the sub-adviser or if the allocation of fees between the Adviser/Sub-Adviser was appropriate.

                  Response: The Registrants added language stating: "The Board was apprised of the portion of the current advisory fee that the Adviser would pay to the Sub-Adviser under the Sub-Advisory Agreement and also considered that such fees would be paid directly by the Adviser and would not result in increased fees payable by the Municipal SPDR Funds."

PROPOSAL 4 - FUNDAMENTAL POLICIES

      5. Comment: Please add a side-by-side comparison of the current fundamental policies versus the proposed fundamental policies as an exhibit to the Proxy Statement.

                  Response: The Registrants added a table as Exhibit 2 to the Proxy Statement that includes a side-by-side comparison of the current fundamental policies versus the proposed fundamental policies.

      6. Comment: Please describe any additional risks to the Funds associated with revision of any fundamental policy in the exhibit.

                  Response: The Registrants added general disclosure regarding the potential risks associated with the revision of fundamental policies under the "How Will the Uniform Policies Differ From Existing Policies" section of Proposal 4. The Registrants also added specific risk disclosure in each Subproposal where applicable.

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      7.    Comment: If you have indicated that a new policy allows a Fund to engage in an activity in accordance with the 1940 Act, please clarify what is permitted under the 1940 Act (to the extent you have not disclosed this already).

                  Response: The Registrants added this information where applicable.

      8. Comment: For any fundamental policy that you are revising or eliminating, please describe any policy, whether non-fundamental or an operating policy, that the Funds will continue to have with respect to these types of investments.

                  Response: The Registrants added this information where applicable.

      9. Comment: With respect to the first bullet under the Concentration heading in Subproposal 4E, please revise the language that says "more than 25% of its assets..." to say "25% or more of its assets..."

                  Response: The Registrants made this change.

QUORUM

      10. Comment: In Part V of the Proxy Statement under "Quorum," please add disclosure indicating whether or not returned, but "unsigned" proxies will be included in determining quorum.

                  Response: The Registrants have added the following sentence:
                  "Unreturned and unsigned proxies will not be counted toward quorum."

ADJOURNMENT

      11. Comment: In Part V of the Proxy Statement under "Adjournment," please add disclosure indicating how broker non-votes will be counted for adjournment.

                  Response: The Registrants revised the first sentence in the paragraph so that it now reads (applicable disclosure change has been bracketed for purposes of this response):

                  "If a quorum is not present or represented at the Shareholder Meeting, the holders of a majority of the votes present in person or by proxy and entitled to vote shall have the power to adjourn the meeting from time to time, if the vote required to approve or reject any proposal described in the original notice of such meeting is not obtained (with proxies being voted for or against adjournment, [including abstentions and broker non-votes,] consistent with the votes for and against the proposal for which the required vote has not been obtained."

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The Registrants acknowledge the SEC press release, dated June 24, 2004 ("Press
Release"), in which the SEC announced that, in connection with any filing upon which comments are provided to a registrant by the SEC staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrants, each Registrant acknowledges that it is responsible for the adequacy and accuracy of the

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disclosures in its filings with the SEC and that it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. Each Registrant further acknowledges that SEC staff comments or changes to disclosures in response to SEC staff comments in a filing reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments provided on January 19, 2010. Please do not hesitate to contact the undersigned at (617) 662-3909 if you have any questions concerning the foregoing.

                                   Sincerely,

                                   /s/ Ryan M. Louvar
                                   --------------------------------
                                   Ryan M. Louvar
                                   Secretary

cc:   L. Dial, Esq.
      J. McGuire, Esq.

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